September 8, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549

Attn: Julie Rizzo, Esq. and J. Nolan McWilliams, Esq.

Re:	SLM Funding LLC
Registration Statement on Form S-3
Filed April 26, 2010
File No. 333-166301

Dear Ms. Rizzo and Mr. McWilliams:

On April 26, 2010 (the “Initial Submission Date”), our client, SLM Funding LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3, including representative forms of prospectus supplements for use in offering a series of asset-backed notes (the “Original Prospectus Supplements”), a base prospectus (the “Original Base Prospectus,” and together with Original Prospectus Supplements, the “Original Prospectus”) and certain exhibits (the “Original Exhibits,” and together with Original Prospectus, the “Original Documents”).  On May 12, 2010, we received a letter containing your initial comments (the “Initial Comments”) to the Original Documents. In response to your Initial Comments, on June 23, 2010 (the “Revised Document Submission Date”), the Company delivered to the Commission Amendment No. 1 to the Registration Statement on Form S-3, including a letter responding to the Initial Comments (the “Response Letter”), revisions to the Original Prospectus Supplements (the “Revised Prospectus Supplements”), revisions to the Original Base Prospectus (the “Revised Base Prospectus,” and together with Revised Prospectus Supplements, the “Revised Prospectus”) and certain revisions to the Original Exhibits (the “Revised Exhibits,” and together with Revised Prospectus and the Response Letter, the “Revised Documents”).  On July 2, 2010, we received a second letter containing your additional comments (the “New Comments”) to the Revised Documents.  In response to your New Comments, on July 16, 2010 (the “Second Revised Document Submission Date”), the Company delivered to the Commission Amendment No. 2 to the Registration Statement on Form S-3, including a letter responding to the New Comments (the “Second Response Letter”), revisions to the Revised Prospectus Supplements (the “Second Revised Prospectus Supplements”), revisions to the Revised Base Prospectus (the “Second Revised Base Prospectus,” and together with Second Revised Prospectus Supplements, the “Second Revised Prospectus,” and together with Second Revised Prospectus and the Second Response Letter, the “Second Revised Documents”).  On July 30, 2010, we received a phone call from your office stating that you did not have any further comments.

In response to the recent rescission of Rule 436(g) under the Securities Act of 1933 and implementation of Rule 17g-5 of the Securities Exchange Act of 1934 (the “Exchange Act”), we have made a few minor changes to the Second Revised Prospectus Supplements (the “Third Revised Prospectus Supplements”), the Second Revised Base Prospectus (the “Third Revised Base Prospectus,” and together with the Third Revised Prospectus Supplements, the “Third Revised Prospectus”) and certain revisions to the form of Administration Agreement and form of Indenture filed as part of the Original Exhibits (the “Second Revised Exhibits,” and together with the Third Revised Prospectus, the “Third Revised Documents”) Submitted below, on behalf of the Company, are the Company’s revisions (the “Revisions”) to the Third Revised Documents.

For your convenience, the Revisions include references to page numbers within the Third Revised Documents.  The page references in this letter are to the marked versions of the Third Revised Documents filed today as Amendment No. 3 to the Form S-3, provided to you herewith, showing our changes to the versions submitted on the Second Revised Document Submission Date.

Prospectus Supplements

Summary of Terms

1.
Revision:  The “Ratings of the Notes” description on page S-19 of the Prospectus Supplement for federally guaranteed student loans and page S-14 of the Prospectus Supplement for private education loans has been revised to omit the names of specific rating agencies, as well as the requirement that the Notes be rated in specific categories by such rating agencies.

Risk Factors

2.
Revision: We have included a Risk Factor on page S-23 of the Prospectus Supplement for federally guaranteed student loans and page S-18 of the Prospectus Supplement for private education loans related to the implementation of Rule 17g-5 under the Exchange Act, so that investors will be apprised of the fact that rating agencies other than those hired by the sponsor may assign lower ratings to the Notes.

Ratings of the Notes

3.
Revision: As described in Revision 1 to the Summary of Terms above, we have made a corresponding revision to the Ratings of the Notes section on page S-72 of the Prospectus Supplement for federally guaranteed student loans and page S-66 of the Prospectus Supplement for private education loans.

Glossary

4.
Revision: In response to the rescission of Rule 436(g), we have removed specific references to rating agencies on page S-78 and S-79 of the Prospectus Supplement for federally guaranteed student loans and page S-71 and S-72 of the Prospectus Supplement for private education loans, as well as clarified the definition of “Rating Agency Condition” so that it applies only to those rating agencies hired by the sponsor.

Base Prospectus

Prospectus Summary

5.
Revision: In response to the rescission of Rule 436(g), we have revised the “Ratings” description on page 19 to remove the requirement that the Notes be rated in specific categories by the rating agencies hired by the sponsor, as well as the reference to any such ratings being set forth in the related prospectus supplement.

Risk Factors

6.
Revision: In response to the rescission of Rule 436(g), we have revised the risk factor entitled, “Withdrawal or Downgrade of Initial Ratings May Decrease The Prices Of Your Notes” on page 32 to remove the reference to any minimum required ratings being set forth in the related prospectus supplement.

Form of Indenture (Exhibit 4.1)

Section 11.4 Notices, etc., to Indenture Trustee, Issuer and Rating Agencies

7.	Revision: In response to the rescission of Rule 436(g), we have removed specific references to rating agencies and their related addresses on page 55 of the Indenture.

Appendix A- Definitions and Usage

8.
Revision:  In response to the rescission of Rule 436(g), we have removed specific references to rating agencies and their related assigned ratings in the definitions “Eligible Deposit Account” and “Eligible Institution” on page A-13 and “Eligible Investments” and “Eligible Repo Counterparty” on pages A-14 and A-15.  We have also removed “Fitch”, “Moody’s” and “S&P” as defined terms on pages A-16, A-20 and A-26, respectively, and have revised the defined term “Rating Agency” on page A-24 to remove specific references to these rating agencies and reflect that this term only refers to those rating agencies hired by the sponsor to rate the Notes throughout the forms of documents filed as Exhibits to the Registration Statement.

Administration Agreement (Exhibit 99.5)

9.	Revision: In response to the rescission of Rule 436(g), we have removed specific references to rating agencies and their related assigned ratings on page 6 in Section 2.2(e).

Should you have any further questions or comments please contact me at 212-705-7325 or my partner Reed D. Auerbach at 212-705-7400.

Regards,

/s/ Steve Levitan Steve Levitan

cc:	Mark L. Heleen, Esq.
Eric J. Watson, Esq.
(SLM Funding LLC)